WESTJET

FOR IMMEDIATE RELEASE

WestJet Announces First International Destination With Service Three Days a Week to Nassau, Bahamas

CALGARY, Alberta August 17, 2006. WestJet today announced that it will commence seasonal, non-stop service from Toronto to Nassau, with connections from other WestJet destinations across Canada. Flights will begin on Sunday, November 5, 2006 from Toronto three times per week on Sundays, Tuesdays and Thursdays until April 26, 2007.

"This is an exciting first step outside of North America for WestJet," said Sean Durfy Executive Vice-President of Marketing, Sales and Airports. "We continue to deliver on our strategic plan, and scheduled service to Nassau is the next step. Canadians looking for low-cost and high-value service to Nassau now have a great option with WestJet."

The following schedule provides details of the non-stop Nassau service WestJet will offer:

Toronto to Nassau

Departure	Arrival	Days
10:50 a.m.	2:07 p.m.	Sunday, Tuesday and Thursday

Nassau to Toronto

Departure	Arrival	Days
3:00 p.m.	6:16 p.m.	Sunday, Tuesday and Thursday

WestJet has applied for, and received, authority to provide scheduled air travel to Nassau, Bahamas. This is subject to receipt of government licence for operation.

Flights are available immediately for booking, with prices starting as low as $179 each way, plus tax, from Toronto to Nassau. Introductory fares will be available for sale until August 23, 2006 for travel until December 15, 2006.

In addition, WestJet Vacations, the recently launched subsidiary of WestJet, will offer vacation packages to this new sun destination in the near future.

Marking its tenth anniversary this year, WestJet is Canada's leading low-fare airline offering scheduled service throughout its 33-city North American network. Named Canada's most respected corporation for customer service in 2005, WestJet pioneered low-cost high-value flying in Canada. With increased legroom and leather seats on its modern fleet of Boeing Next-Generation 737 aircraft, and live seatback television provided by Bell ExpressVu on the majority of its fleet, WestJet strives to be the number one choice for travellers.

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Contact: **Gillian Bentley, WestJet Media Relations**
Telephone: (403) 444-2615
Website: www.westjet.com

Dlw 9/5

FOR IMMEDIATE RELEASE

WestJet Appoints Brett Godfrey to its Board of Directors

CALGARY, Alberta. August 22, 2006. WestJet is pleased to announce the appointment of Mr. Brett Godfrey, CEO, Virgin Blue Airlines, to its Board of Directors effective immediately.

Mr. Godfrey is the co-founder and CEO of Virgin Blue Airlines in Australia. In the early '90s, Mr. Godfrey began his Virgin career as Finance Manager for Virgin Atlantic. He was Financial Controller for Sherrard/National Jet in Melbourne, and worked as a Chartered Accountant with Touche Ross in the firm's Canadian office. Mr. Godfrey holds a business degree from Victoria University in Melbourne, Australia and is an award winning leader.

Clive Beddoe, Executive Chairman, President and Chief Executive Officer of WestJet commented: "Mr. Godfrey's experience in the airline industry, particularly in the low-cost segment, will serve us well as we continue to expand nationally and internationally. We are very fortunate that Mr. Godfrey has accepted this position, and we look forward to the contributions he will make to our company."

Marking its tenth anniversary this year, WestJet is Canada's leading low-fare airline offering scheduled service throughout its 33-city North American network. Named Canada's most respected corporation for customer service in 2005, WestJet pioneered low-cost high-value flying in Canada. With increased legroom and leather seats on its modern fleet of Boeing Next-Generation 737 aircraft, and live seatback television provided by Bell ExpressVu on the majority of its fleet, WestJet strives to be the number one choice for travellers.

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Contact: **Gillian Bentley, WestJet Media Relations**
Telephone: (403) 444-2615
Website: www.westjet.com